                    Securities and Exchange Commission
                        Washington, D.C. 20549

                            AMENDMENT NO. 11
                                  TO
                             SCHEDULE 13D
                            (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
----------------------------------------------------------------
                          (Name of Issuer)
Common Shares of Beneficial Interest, par value $.01 per share
----------------------------------------------------------------
                    (Title of Class of Securities)
                             29380T105
----------------------------------------------------------------
Simeon Brinberg           (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021   516-466-3100
----------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

-----------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 20 Pages

                                                Page 2 of 20 Pages
Cusip No. 29380T105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,355,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,355,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.21%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                               Page 3 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                               Page 4 of 20 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to the Managing Member of the limited liability company. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares owned by SASS/Gould Real Estate Securities LLC.

                                                    Page 5 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                             Page 6 of 20 Pages
Cusip No. 29380T105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                            Page 7 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,388,225 (2)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ______________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,388,225 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,390,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 9.44%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
   NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                     Page 8 of 20 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to the limited liability company. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                    Page 9 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                                Page 10 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,355,600 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,355,600 (1)
 PERSON WITH        _____________________________________________
                                                                -
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.21%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                                      Page 11 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       _____________________________________________
                                                            -----
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould Real Estate Securities LLC.

                                             Page 12 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                               Page 13 of 20 Pages
Cusip No. 29380T105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel
     Rosenzweig as custodian for Alon Rosenzweig  under New York
     Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr. Rosenzweig and 200 shares are held by him as a custodian for his son.

                                                    Page 14 of 20 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 4.   Purpose of Transaction

On April 10, 2001 BRT issued a press release advising that on it commenced a cash tender offer to purchase up to 1,000,000 shares of beneficial interest of the Company for $18.00 per share. A copy of the press release is filed as an exhibit to this Schedule 13D.

                                                  Page 15 of 20 Pages

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,355,600 Common Shares of the Company, constituting approximately 9.21% of the 14,722,762 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,397,287 Common Shares in the aggregate, or 9.49% of the outstanding Common Shares of the Company.

                                                  Page 16 of 20 Pages

Except as set forth in Schedule 13D, as amended to date, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney.  Filed with Schedule 13D.

                  (2) Letter dated May 31, 2000 from BRT Realty Trust to the Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                  (4) Letter dated September 27, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 5 to Schedule 13D.

                  (5) Letter dated October 4, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 6 to Schedule 13D.

                  (6) Letter dated October 6, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 6 to Schedule 13D.

                  (7) Letter dated October 6, 2000 from the President of the Company to BRT Realty Trust. Filed with Amendment No. 7 to Schedule 13D.

                  (8) Letter dated October 11, 2000 from BRT Realty Trust to UMB Bank, N.A. Filed with Amendment No. 7 to Schedule 13D.

                  (9) Letter dated February 7, 2001 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 8 to Schedule 13D.

                                                    Page 17 of 20 Pages

                  (10) Notice dated February 7, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 8 to
Schedule 13D.

                   11) Letter dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting Filed with Amendment No. 9 to
Schedule 13D.

                   12) Notice dated February 20, 2001 from BRT Realty Trust to the Company with respect to 2001 Annual Meeting. Filed with Amendment No. 9 to Schedule 13D.

                   13) Press Release issued by BRT on April 2, 2001. Filed with Amendment No. 10 to Schedule 13D.

                   14) Press Release issued by BRT on April 10, 2001. Filed with Amendment No. 11 to Schedule 13D.

                                               Page 18 of 20 Pages

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.



Dated: April 10, 2001

BRT REALTY TRUST                           s/Fredric H. Gould
                                           ---------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
---------------------
Jeffrey Gould,                             s/Fredric H. Gould
President                                  ---------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               ---------------------
MANAGING GENERAL PARTNER                    By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
By: s/Simeon Brinberg                       Helaine Gould
----------------------------                s/Matthew Gould
Simeon Brinberg,                            ---------------------
Senior Vice President                       Matthew Gould

                                            s/Jeffrey Gould
                                            ---------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Mark H. Lundy                         s/Israel Rosenzweig
    ------------------------                ---------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
SASS/GOULD REAL ESTATE                      By: Simeon Brinberg,Attorney in Fact
SECURITIES LLC,                             ------------------------------------
BY:  M.D. SASS INVESTORS                    Zehavit Rosenzweig
SERVICES, INC.

BY: s/Martin E. Winter
---------------------------
    Martin E. Winter,
    Senior Vice President




                                                       Page 19 of 20 Pages

                                BRT REALTY TRUST
                               60 Cutter Mill Road
                                    Suite 303
                              Great Neck, NY 11021
                           (516) 466-3100 - Telephone
                           (516) 466-3132 - Telecopier

BRT Commences Cash Tender Offer for 1 Million Shares of EPR

GREAT NECK, N.Y., April 10, 2001 -- BRT Realty Trust (NYSE:BRT) announced today that it is commencing a cash tender offer to purchase up to 1,000,000 shares of beneficial interest of Entertainment Properties Trust (NYSE:EPR) for $18.00 per share. This represents a 29% premium to yesterday's closing price. BRT currently owns 1,355,600 shares, or approximately 9.2% of the outstanding shares of EPR.

Fredric H. Gould, BRT's Chairman and Chief Executive Officer, said, "BRT is making this offer to increase its investment in Entertainment Properties because we believe in the long-term value of EPR. The offer gives shareholders the chance to sell some of their shares at a significant premium and still retain an interest in EPR's future growth."

The tender offer is conditioned upon: (1) Fredric Gould's election and qualification to the Board of Trustees of EPR; and (2) the Board of Trustees granting BRT an unqualified exemption from the 9.8% ownership limitation in its Declaration of Trust and from the voting restrictions under Maryland law arising from BRT owning more than 10% of the shares. The offer is also subject to other customary conditions, but is not conditioned upon financing. The tender offer and withdrawal rights are scheduled to expire at 5:00 p.m., New York City time on Tuesday, May 15, 2001, unless extended.

BRT is currently soliciting proxies for the election of Mr. Gould to the Board of EPR at the upcoming shareholders' meeting, currently scheduled for May 9, 2001.

Georgeson Shareholder Communications Inc. is acting as Information Agent for the offer and Proxy Solicitor for the election of Mr. Gould.

BRT Realty Trust is a mortgage-oriented real estate investment trust.

More detailed information pertaining to BRT's tender offer and proxy solicitation is set forth in BRT's tender offer statement, proxy statement and other filings to be made with the SEC. We urge shareholders to read BRT's tender offer statement, proxy statement and other relevant documents that have been and may be filed with the SEC because they do and will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about BRT and EPR, without charge, at the SEC's Internet site (HTTP://WWW.SEC.GOV).
Copies of any filings containing information about BRT can also be

                                                         Page 20 of 20 Pages

obtained, without charge, by directing a request to BRT Realty Trust, 60 Cutter Mill Road, Great Neck, New York 11021, Attention: Secretary (516) 466-3100).

Certain information contained herein is forward-looking. The forward-looking statements should not be relied upon since they involve known and unknown risks, uncertainties and other factors, which, in some cases, are beyond BRT's control and could materially affect actual results, performance or achievements.

Contact: Simeon Brinberg, Senior Vice President  516.466.3100